                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 11-K



                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1998

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

   For the transition period from                     to
                                  --------------------  ---------------------

                          Commission file number 1-9950

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Team, Inc. Salary Deferral Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Team, Inc.
         200 Herman Dr.
         Alvin, Texas  77511
         (281) 331-6154

--------------------------------------------------------------------------------
    TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

    Financial Statements on Form 11-K of the Securities and Exchange Commission for the Years Ended December 31, 1998 and 1997, Supplemental Schedules for the Year Ended December 31, 1998 and Independent Auditors' Report

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 1998 and 1997               3

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1998                                                                       4

   Notes to Financial Statements for the Years Ended December 31, 1998 and 1997              5

SUPPLEMENTAL SCHEDULES:

   Supplemental Schedule of Investments, December 31, 1998                                   9

   Supplemental Schedule of 5% Reportable Transactions for the Year Ended
     December 31, 1998                                                                       10


INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
    Team, Inc. Salary Deferral Plan and Trust

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Team, Inc. Salary Deferral Plan and Trust (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1998 and (2) 5% reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the 1998 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




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



The supplemental schedule of investments that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan asset manager. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



Houston, Texas
June 5, 1999


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

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------



ASSETS                                                         1998           1997


INVESTMENTS, At fair value:
   Team, Inc., Common Stock Fund                          $    783,203   $    687,268
   Kemper Securities, Inc. Mutual funds:
      Money Market Fund                                      1,197,497      1,140,595
      Total Return Fund                                      1,200,745      1,015,529
      Growth Fund                                            2,569,726      2,081,977
      U.S. Government Securities Fund                          976,223        892,897
      Blue Chip Fund                                         1,629,010      1,372,974
      Diversified Income Fund                                   59,857         82,324
      International Fund                                       196,084        131,105
      Kemper-Dreman High Return Equity                         168,543
      Small Cap Equity                                          54,257
   Loans to participants                                       806,407        517,494
                                                          ------------   ------------

                Total investments                            9,641,552      7,922,163

CASH                                                             8,620          7,314
                                                          ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                         $  9,650,172   $  7,929,477
                                                          ============   ============


See notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------



ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
   Investment income:
      Interest and dividends                                             $    378,163
      Net appreciation in fair value of investments                           491,418
                                                                         ------------

                Total investment income                                       869,581
                                                                         ------------
   Contributions:
      Employee                                                              1,009,347
      Employer                                                                245,457
                                                                         ------------

                Total contributions                                         1,254,804
                                                                         ------------
                Total additions                                             2,124,385

DISTRIBUTIONS AND BENEFITS PAID TO PARTICIPANTS                               403,690
                                                                         ------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                           1,720,695

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                        7,929,477
                                                                         ------------
   End of year                                                           $  9,650,172
                                                                         ============


See notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Team, Inc. Salary Deferral Plan and Trust (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan covering all eligible employees. Employees become eligible to participate in the Plan upon completion of three months of service. Prior to October 1, 1997 employees had to complete one year of service to be eligible. Employee contributions can be invested on a percentage allocation basis in any increment of 5% in the following funds:

      Company Stock Fund - invests in Team, Inc. common stock

      Kemper Mutual Funds - as follows:

            Money Market Fund - invests in money market portfolios, certificates of deposit, treasury bills and commercial paper

            Total Return Fund - invests in fixed income and equity securities

            Growth Fund - invests in common stock of established companies

            U.S. Government Securities Fund - invests in obligations issued or guaranteed by the U.S. government or its agencies

            Blue Chip Fund - invests in common stocks of well-capitalized, established companies that have the potential for growth

            Diversified Income Fund - invests in fixed income and equity securities

            International Fund - invests in fixed income and equity securities

            Kemper-Dreman High Return Equity Fund - invests in common stocks of perceived under valued, large U.S. companies

            Small Cap Equity Fund - invests in common stocks of small U.S. companies

      The Plan also has a Loan Fund. Participants may borrow from the Loan Fund up to the lesser of i) one half the vested value of their account or ii) $50,000. All mutual funds are administered by Kemper Securities, Inc. (the "Asset Manager").

      The Board of Directors of Team, Inc. (the "Company") approved the Plan and provided for the Plan to begin October 1, 1984. The agreement provided for, among other things, the qualification of the Plan under Section 401(k) of the Internal Revenue Code, as amended.


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

      CONTRIBUTIONS - Each participant may elect to have allocated to his or her account any whole percentage, not exceeding 16%, of that employee's compensation. For each plan year, the Company may contribute to the Plan a sum determined by the Board of Directors.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, his or her portion of the Company's contribution, and an allocation of the Plan's earnings.

      VESTING - Previously, each participant's interest in the amount credited to his or her account attributable to employee contributions and employer matching contributions was immediately 100% vested and was not forfeitable for any reason. The Sixth Amendment to the Plan (the "Sixth Amendment"), dated October 10, 1991, allows participants who had completed at least three years of service as of November 30, 1991 to be 100% vested in employer contributions. Participants who had not completed three years of service as of November 30, 1991 will become vested in the employer contributions as determined by the following schedule:


                                                                      PERCENTAGE OF
                                                                  EMPLOYER CONTRIBUTION
             YEARS OF SERVICE                                      THAT BECOMES VESTED

          Less than one year                                               0
          One year                                                        20
          Two years                                                       40
          Three years                                                     60
          Four years                                                      80
          Five years or more                                             100

      After becoming vested, employer contributions are not forfeitable for any reason.

      Forfeitures of unvested employer contributions will be used to reduce current and future employer contributions, in accordance with the Sixth Amendment.

      PAYMENT OF BENEFITS - Participants who terminate employment, retire, die or become totally disabled are entitled to the balance in their accounts. Benefits are payable either in a lump sum amount or in monthly, quarterly, semiannual or annual installments over a period not exceeding ten years.

      Distributions payable to terminated participants amounted to $306,747 and $245,619 at December 31, 1998 and 1997, respectively.

      ADMINISTRATION OF THE PLAN - The Plan is administered by an Administrative Committe appointed by the Board of Directors of the Company (the "Committe"). The Committe consists of Kenneth Tholan, President; Ted
      Owen, Vice President and Chief Financial Officer; and Clark Ingram, Vice President of Human Resources. No compensation is paid by the Plan to the Committe.

      All costs of plan administration are absorbed by the Company.

      TERMINATION OF THE PLAN - The Company may terminate the Plan at any time. In the event of termination of the Plan, the assets held by the Asset Manager under the Plan will be valued and each participant will be entitled to distributions for the balance of his or her account.

2.    SUMMARY OF ACCOUNTING POLICIES

      The financial statements are presented on the accrual basis of accounting. Plan investments are presented at their fair value determined by quoted market prices.

3.    FEDERAL INCOME TAXES

      The Plan obtained its latest determination letter on January 16, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

      A participant is not subject to federal income tax on the employer's contribution or on the income accruing to his or her account until such amount is paid to the participant.

4.    RELATED PARTY TRANSACTIONS

      During the year ended December 31, 1998, the Plan purchased 31,232 shares of Team, Inc. common stock at a cost of $123,979 and sold 12,285 shares of Team, Inc. common stock for $51,970 (cost $12,413).

5.    FUND INFORMATION

      Contributions, distributions and investment income by fund are as follows for the year ended December 31, 1998:


Employee contributions:
   Team, Inc., Common Stock Fund                         $    77,350
   Money Market Fund                                         120,270
   Total Return Fund                                         131,287
   Growth Fund                                               289,564
   U.S. Government Securities Fund                            87,286
   Blue Chip Fund                                            201,819
   Diversified Income Fund                                    23,302
   International Fund                                         41,991
   Kemper-Dreman High Return Equity Fund                      22,041
   Small Cap Equity Fund                                      14,437
                                                         -----------
Total                                                    $ 1,009,347
                                                         ===========

Employer contributions:
   Team Inc., Common Stock Fund                          $    22,494
   Money Market Fund                                          30,201
   Total Return Fund                                          31,596
   Growth Fund                                                69,380
   U.S. Government Securities Fund                            23,713
   Blue Chip Fund                                             48,162
   Diversified Income Fund                                     4,829
   International Fund                                          9,135
   Kemper-Dreman High Return Equity Fund                       4,167
   Small Cap Equity Fund                                       1,780
                                                         -----------
Total                                                    $   245,457
                                                         ===========



Distributions and benefits paid to participants:
   Team Inc., Common Stock Fund                          $     8,812
   Money Market Fund                                         104,607
   Total Return Fund                                          51,764
   Growth Fund                                               118,371
   U.S. Government Securities Fund                            34,078
   Blue Chip Fund                                             78,075
   Diversified Income Fund                                       991
   International Fund                                          4,963
   Kemper-Dreman High Return Equity Fund                       1,696
   Small Cap Equity Fund                                         333
                                                         -----------

Total                                                    $   403,690
                                                         ===========

Investment income:
   Team Inc., Common Stock Fund                          $    26,150
   Money Market Fund                                          57,444
   Total Return Fund                                         161,033
   Growth Fund                                               296,764
   U.S. Government Securities Fund                            67,519
   Blue Chip Fund                                            197,221
   Diversified Income Fund                                     3,197
   International Fund                                          8,963
   Loan Fund                                                  54,906
   Kemper-Dreman High Return Equity Fund                       8,328
   Small Cap Equity Fund                                     (11,944)
                                                         -----------

Total                                                    $   869,581
                                                         ===========



                                     ******


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

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF INVESTMENTS,
DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                              NUMBER
                                                                               OF          MARKET
                                                                              SHARES       VALUE

INVESTMENTS, At fair value:
   Team, Inc. Common Stock Fund*                                              216,056   $    783,203
   Kemper Mutual Funds*:
      Money Market  Fund                                                    1,197,498      1,197,497
      Total Return Fund                                                       112,219      1,200,745
      Growth Fund                                                             172,581      2,569,726
      U.S. Government Securities Fund                                         111,061        976,223
      Blue Chip Fund                                                           89,852      1,629,010
      Strategic Income Fund                                                    10,410         59,857
      International Fund                                                       17,307        196,084
      Kemper-Dreman High Return Equity Fund                                     4,922        168,543
      Small Cap Equity Fund                                                     2,933         54,257
                                                                                        ------------

                Total Kemper Mutual Funds                                                  8,835,145

Loans to participants (with interest rates ranging from 6% to 11%)                           806,407
                                                                                        ------------

TOTAL                                                                                   $  9,641,552
                                                                                        ============

* Party-in-interest

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                               NUMBER                         NUMBER
                                                 OF           PURCHASE          OF            SALES         REALIZED
      DESCRIPTION                             PURCHASES        PRICE           SALES          PRICE        GAIN (LOSS)

Company Stock Fund
------------------

Team, Inc. Common Stock Fund*                     29            $123,979           8          $51,970        $39,557


* Party-in-interest



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